Filed by Time Warner Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Time Warner Inc.
Commission File No.: 1-15062

Important Information

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between Time Warner Inc. (“Time Warner”) and AT&T Inc. (“AT&T”), constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission.  These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of Time Warner and AT&T and are subject to significant risks and uncertainties outside of our control.

 Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (2) the risk that Time Warner’s stockholders may not adopt the Merger Agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed transaction may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed transaction, (6) failure to realize the benefits expected from the proposed transaction, (7) the effect of the announcement of the proposed transaction on the ability of Time Warner and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally and (8) potential litigation in connection with the proposed transaction. Discussions of additional risks and uncertainties are and will be contained in Time Warner’s and AT&T’s filings with the SEC. Neither Time Warner nor AT&T is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the proposed transaction, AT&T will file with the SEC a registration statement that includes a preliminary prospectus regarding the transaction and Time Warner will file with the SEC a proxy statement with respect to a special meeting of Time Warner’s stockholders to approve the transaction. The definitive proxy statement/prospectus will be mailed to the security holders of Time Warner. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TIME WARNER, AT&T AND THE TRANSACTION.

Investors and security holders will be able to obtain these materials, when they are available, and other relevant documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Time Warner will be made available free of charge on Time Warner’s investor relations website. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s investor relations website.

Certain Information Regarding Participants

Time Warner, AT&T and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Time Warner’s directors and executive officers is available in Time Warner’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 25, 2016, and in its proxy statement for the 2016 Annual Meeting which was filed with the SEC on April 29, 2016. To the extent holdings of Time Warner securities have changed since the amounts printed in the proxy statement for the 2016 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding AT&T’s directors and executive officers is available in AT&T’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 18, 2016 and in its proxy statement for the 2016 Annual Meeting which was filed with the SEC on March 11, 2016. To the extent holdings of AT&T’s securities have changed since the amounts printed in the proxy statement for the 2016 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents will be available free of charge from the sources indicated above.

Transcript: CNN New Day Interview with Randall Stephenson and Jeff Bewkes

(Embedded on MyTW Intranet Employee Information Page)

CHRISTINE ROMANS, CNN ANCHOR:  Joining me right now, Jeff Bewkes, the chairman and CEO of Time Warner, and Randall Stephenson, the chairman and CEO of AT&T.  Gentlemen, thank you.  Congratulations.

JEFF BEWKES, CHAIRMAN & CEO, TIME WARNER:  Morning.

RANDALL STEPHENSON, CHAIRMAN & CEO, AT&T:  Thank you.

ROMANS:  Let's talk, Randall, why buy Time Warner?

STEPHENSON:  It seems to us like a very natural extension of what we do.  We're in an environment where our customers are demanding more and more video, more and more entertainment content, not only on the T.V. but on the mobile device.  And we have a really large customer base in mobility.

And the ability to take, really, premium quality content to our customers in the mobile environment is huge for us.  It's huge for our customers.  And as we made the scan and looked for premium content to bring to our customers, this is the premium content, we think, on the planet right now.  And so, the ability to do something special like this with Time Warner is just a very natural extension for us.

ROMANS:  Why sell now, Jeff?

BEWKES:  Well, it's not really selling, it's joining.

ROMANS:  All right.

BEWKES:  And so, this is our biggest customer.  It's our biggest partner, DIRECTV, AT&T, and then all these mobile customers that we now will have together.  And what it allows us to do is just move faster with more innovation, better consumer offerings, more and different price points, more effective advertising.  And, therefore, people are going to see that more of the cost of content can be borne by advertising and the experience of watching television can be better.

ROMANS:  So what changes -- for the consumer -- for somebody watching us right now, Randall, what changes for them with these two companies together?

STEPHENSON:  Oh, I think you're going to see the pace of innovation in terms of delivering meaningful, premium content to the customer on mobile devices.  That pace of innovation is what's going to change and we all are trying to innovate in this way.

And our experience is when you're trying to do meaningful innovation and bring new product and capability to market, doing it in arm's length contracts is always really, really hard.  And so you put these two companies together and now the two companies are working together to change how the customer experiences entertainment.  How the customer experiences CNN, literally.  That's what we think will change.

The customer is demanding not only the entertainment, not only the content, but the ability to integrate social, doing clipping and posting and in social interaction with their content.  So these are the kind of things we really want to move fast with.

ROMANS:  Talk to me more about how you see the future audience consuming this stuff.  You know, you've got this young millennial who, in many cases, they don't want to ever have a cable package, right?  They're viewing this content differently.  How does this deal see that or feed that?

STEPHENSON:  So, the millennials -- in fact, our customer base in general is not consuming less content.  Our customers are consuming more premium content today than they've ever consumed, but they're consuming it in different places.  They're not consuming it just on the television in their living room.  They're consuming it now on their tablet, they're consuming it on their mobile device on the go, and they're consuming it everywhere.

And it's really stark if you look at the amount of volumes, how they're increasing -- the traffic going to these mobile devices that's video-driven.  And so, we see that continuing but we see that if we can actually innovate and curate the content differently and bring it to the customer differently, we actually think this doesn't slow down, this accelerates.

And this is the really important thing here because we're really excited about as this accelerates, as this demand for premium content on these mobile devices continues to grow, it gives us more and more incentive to invest more and more in infrastructure --

ROMANS:  Right.

STEPHENSON:  -- and innovate in infrastructure -- this idea of 5G technology.

ROMANS:  What is that?

STEPHENSON:  It's the next generation of mobile technology.  So think about the fastest Internet speed you get from a cable company is a gig, right?  That we can -- you can buy a gig of speed.  5G will allow us to provide a gig of speed to you wirelessly.  And as we innovate this kind of content, having a one-gig wireless network so our customers now can stream any kind of content, any kind of video anywhere, ultimately we think we'll be competing head-to-head with the cable companies with a wireless offer.  We can hit those kind of price points, combine it with this kind of content.  We think this is exciting.

ROMANS:  You were talking about that cable-free customer -- the customer who wants to be cable free.  And Time Warner -- you and I have talked about some of the things that Time Warner has already been doing to sort of see this -- FilmStruck, for example, you know.

BEWKES:  Yes.

ROMANS:  Talk to me a little bit about how this deal -- how this deal fits into that.

BEWKES:  Well, we've had a progression for years.  We wanted to have more video on demand.  That was launched at HBO about 15 years ago.  And then, progressively, we've seen broadband delivery give us more VOD service -- think of Netflix, think of Hulu, think of Amazon.  And we added FilmStruck, which is for film buffs.  We've got HBO now available so you can subscribe to that without adding anything else.  You can do it a number of ways.

And I think what we're going to see is with this kind of a platform -- and, you know, we believe this will be, essentially, a catalyst to more competition, more innovation.  And what we'd like to see is all the distributor companies basically doing more choices, more experiments.  And we think this will -- if consumers like the kind of packages and more competition leads to more -- it leads to lower prices, it leads to happier consumers, and it tells us where to go.

ROMANS:  So, eight weeks ago you first met in this building to start kind of talking about this.  That's pretty quick for such a big merger.  Tell me a little bit about the timing here because we are in the midst of what is, I think, the most populist presidential election in modern history where, you know, big is bad.  And I'm wondering if that timing played -- had an effect on you guys.

STEPHENSON:  No, it had no effect on it.  I came to see Jeff because our business is obviously --

ROMANS:  Right.

STEPHENSON:  -- you know, a lot together and we buy a lot of Time Warner content.  And so, we see each other regularly, we get together regularly.  And I came by to see Jeff.  We had lunch.  And as we began to talk -- me, about where I saw the world of distribution going.  5G that we've spoken of here this morning.  And where he saw the world of content -- of premium content moving.  And we just really came to an agreement that these things are converging and they're going to converge very, very quickly.

ROMANS:  Just think how -- I mean, a movie studio and a phone company.  I mean, you think about how quickly things have really changed in terms of both of your -- both of your businesses.  I'm wondering about the regulatory scrutiny.  I mean, you look at the front page of the papers today and, you know, immediate opposition is almost in every single headline or first paragraph.

We've heard folks on the campaign trail talking about Hillary Clinton has said that she will, you know -- her spokesman said that they will, you know, give it scrutiny if she is president.  Donald Trump says it shouldn't be allowed to happen.  And there will be hearings in Congress, no question.  Are you worried about the regulatory scrutiny at all?

STEPHENSON:  Obviously, we're very attentive to it.  We've announced a lot of big deals and this is not too much different than what we've seen in the past.  This deal is unique, though, from any deal that we've ever done of any size.  And, in fact, it's unique in this regard.  This is a true vertical integration of two companies.

ROMANS:  Explain what that means.  It means -- it means it's not as if --

STEPHENSON:  Yes.

ROMANS:  -- two companies do the same thing already.

STEPHENSON:  Yes.  So, think about AT&T when we tried to buy T-Mobile.

ROMANS:  Right.

STEPHENSON:  That was a horizontal integration.  That was the concern that the government had is that a competitor was viewed to be taken out of the market.  This transaction is not horizontal.  We don't compete.  In fact, it's vertical.

ROMANS:  Right.

STEPHENSON:  Jeff is a supplier for AT&T.  This content is part of our package we buy.

ROMANS:  Right.

STEPHENSON:  Vertical integrations have a very standard review in the regulatory process and there's not -- there's not a competitor being taken out.  And, in fact, you're hard-pressed to find in either one of our industries a time when a vertical integration was shot down by regulators.  Generally, what happens is where the regulators have concerns with a merger like this they'll put conditions on it and impose conditions to help remedy the concerns that they may have.

ROMANS:  And you're ready for that?

STEPHENSON:  Yes, we're ready for a review.  We expect it to be a vigorous review, like you said.  We're sure that we'll get a chance to visit with Congress and tell our story there.  But we feel like the information and the data will drive this and the law will drive this.

ROMANS:  This has been compared -- some have been raising the Comcast-NBC merger and saying, you know, that there were some -- you know, it's been failing to keep some promises that it had made under that deal.  Do you -- does that hurt you?  Do some of the armchair quarterbacking after that deal, does that hurt you here at all?

STEPHENSON:  When the regulators looked at Comcast-NBCU, the biggest concerns at that time -- there were two of them, right?  Net neutrality -- you need to ensure that they protect the net neutrality --

ROMANS:  Right.

STEPHENSON:  -- and over-the-top video.  And I think if you look at this transaction six years after that, the net neutrality debate -- I think it's over.  I think the case was settled by the Circuit Court and I think net neutrality is behind us.  Over-the-top -- I think Netflix is somehow going to make it.  I think they're going to pull through.  I think they're going to make it, right?

ROMANS:  Let me ask you about CNN and its independence here because CNN is just one of the many, many name brands that are in the Time Warner stable.  But you have said that AT&T will not be reaching into how CNN does its business or tells its stories.

STEPHENSON:  I watch how Jeff manages this business today and I think it's a model for how we want to manage it in the future.  And look, I think of a brand like CNN and the key variable of your brand is your independence, and when people watch CNN, are they getting an independent assessment and reporting of the news.  The last thing we want to do, as AT&T, is in any way taint that in the slightest bit.

ROMANS:  And you're sure they understand the separation of --

BEWKES:  Yes.

ROMANS:  -- all that?

BEWKES:  You know, you've been at CNN for many years and it's been owned by Time Warner.  Has it been interfered with?  I think, no.

ROMANS:  No.

BEWKES:  And why?  There are two things.  People watch news channels if they trust them to be independent, honest, and objective.  That's always the challenge.  And when you're looking for the best journalists in the world, you would only work at a news channel that lived up to that standard.

ROMANS:  What changes for the Time Warner brand?  You stay on for how long?

BEWKES:  Well, at least a few years after the close.  We'll all do it as long as we're useful for the new company.

STEPHENSON:  This is great.  This is the first time I've heard him say a few years.  This is a really big moment.

ROMANS:  And you have the tape.

BEWKES:  Well, we've got a year to get to the -- get to the -- get to the close and then we need some period of time.  But we have some tremendous executives in both of our companies --

ROMANS:  And you think --

BEWKES:  -- that are going to be -- you know, we're always trying to build the next generation.

ROMANS:  Trying to build the next generation.  So, you keep Time Warner sort of operating those brands as they are now with the leadership they have now --

BEWKES:  Yes, absolutely.

ROMANS:  -- and move forward.  At what point -- you  know, they operate as two sort of separate companies?  AT&T and Time Warner?

STEPHENSON:  Yes.  I mean, you should think of Time Warner becoming a wholly-owned subsidiary of AT&T.  And look, I mean, Jeff has built an amazing company over here with some amazing brands, and I don't envision us stepping in here and like, we're going to fix this.  I mean, this is a well-run company.  I said at the very beginning, I think this is the premium content brand company in the world so I don't envision us changing a lot with it.

What we do want to figure out -- and this will be the management part that we have to figure out -- and that is how do we begin to think differently about curating this content and formatting this content in new ways that we can get it to our customers in different ways, in different formats.  And getting that seamlessly working across the two companies -- that will be the management part we have to figure out.

ROMANS:  So, tell me again.  I mean, what we're talking about here is how -- what content's going to look like in five years and how together you guys can harness it and get it to people.  But for consumers, they want to know what's going to change for them.  Their bills, you know -- their phone bills, their cable bills.  What is the biggest thing that they'll notice differently, you think?

BEWKES:  They're going to have more choices of different channel packages.  If they want a big package with a lot of channels on their big screen T.V.'s and they can watch the show and walk out of the house with a tablet and have seamless connection.  Or maybe they don't want that.  Maybe they've got -- if it's a young couple that wants to use mobile devices to watch.  Maybe they don't want the full package of channels.  They'll be more choice.  I think better prices for consumers.  They'll be --

ROMANS:  You think better prices for consumers?

BEWKES:  Yes.  More competition usually leads to more price reductions.

STEPHENSON:  I'll give you a classic example of this.  You'll see this, actually next month, and that is one thing we've been working on since we closed on the DIRECTV acquisition is a purely over-the-top content package.

ROMANS:  Right.

STEPHENSON:  We're calling it "DirecTV Now".

ROMANS:  Right.

STEPHENSON:  This is a mobile-centric, purely over-the-top package that's going to our consumers.  This is going to be a radically lower price point than what the consumer's expecting or has typically paid and it's going to be 100+plus channels.  We're not talking channels that nobody watches.

ROMANS:  Right, right, right.

STEPHENSON:  This is a 100-plus premium channels.  All of this content will be there -- EPSN, the Disney content.  This is a very, very different experience.  Mobile-centric is designed for the tablet and the smartphone.  Now, think about having a thinker tenant like Time Warner whose content is in here, and HBO and that content, and how you can begin to integrate social into this.  And social interaction, and can we clip the content and send it to friends and interact with our friends on this.

These are the kind of things that we think are going to iterate much, much faster and change how the customer experiences content.

ROMANS:  Jeff, let me ask you about your legacy at this company.  I mean, you've -- I mean, you've been -- what are your thoughts, I guess?

BEWKES:  Well, I think it's our company.  You're in it, too.  But this company invented the magazine.  It invented satellite-delivered supported T.V. at HBO.  It invented 24-hour news at CNN.  And so, we're very proud of the mission of informing people, of telling authentic stories.  And this will help us to do even more investment, even more variety, and keep evolving the distribution system.  That's what this is about, is making sure that the breakthrough content that we're seeing explode in not just our company, but in all the television companies.

We need to get this out across the world in a way that harnesses the 21st century of mobile devices, broadband delivery, VOD.  There's so much programming and you need a good interface to figure out what is it?  What do I want to watch, and that's what this will help.

ROMANS:  And more hours of the day to watch it.

BEWKES:  Yes, that's right.

STEPHENSON:  Yes.

ROMANS:  Jeff Bewkes, Randall Stephenson, thank you, gentlemen, so much.

STEPHENSON:  Thank you so much, Christine.

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